Exhibit 107

Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

(Exact name of registrant as specified in its charter)

Table 1 — Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees To Be Paid	$16,387,500.00	$110.20 per $1,000,000	$1,805.90
Fees Previously Paid			1,805.90
Total Transaction Valuation
Total Fees Due for Filing			1,805.90
Total Fees Previously Paid			1,805.90
Total Fee Offsets
Net Fee Due			—

The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 17,250,000 warrants for a purchase price of $0.95 per Warrant, for a transaction valuation of $16,387,500. The fee of $1,805.90 was paid in connection with the filing of the Schedule TO-I by General Insurance Holdings Ltd. (File No. 005-91471) on July 28, 2023.